Exhibit 99.1

FOR IMMEDIATE RELEASE

Gold Royalty CORP. Completes Acquisition of Five Gold Royalties on Properties Managed by Monarch Mining Corporation

Vancouver, British Columbia – August 5, 2021 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce that, further to its news release dated July 23, 2021, it has completed the acquisition of five gold royalty interests on properties managed by Monarch Mining Corporation (“Monarch”) (TSX: GBAR) (OTCQX: GBARF).

The royalty interests acquired consist of:

●	a C$2.50 per tonne royalty on material processed through Monarch’s Beacon mill originating from the Beaufor mine operations;

●	a 2.5% net smelter return (“NSR”) royalty on each of Monarch’s Croinor Gold, McKenzie Break and Swanson properties, each located in Quebec, Canada; and

●	a 1% NSR on Monarch’s Beaufor property, located in Quebec Canada (the “Beaufor NSR”) held by Caisse de dépôt et placement du Québec,

Pursuant to the transaction, Gold Royalty paid total consideration of C$11.25 million at closing and will pay an additional C$3.75 million upon the six month anniversary of closing.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists of net smelter return royalties on gold properties located in the Americas.

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com